UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

WebEx Communications, Inc.

(Name of Subject Company)

WebEx Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94767L 10 9

(CUSIP Number of Class of Securities)

Subrah S. Iyar

Chairman and Chief Executive Officer

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA 95054

(408) 435-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With Copies to:

Jorge A. del Calvo, Esq.

Allison Leopold Tilley, Esq.

Justin D. Hovey, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 27, 2007 and as amended on March 29, 2007, April 9, 2007, April 24, 2007, and May 4, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by WebEx Communications, Inc., a Delaware corporation (“WebEx” or the “Company”). The Schedule 14D-9 relates to a tender offer by Wonder Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”), disclosed in a Tender Offer Statement on Schedule TO, dated March 27, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company, at a purchase price of $57.00 per share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2007 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Schedule TO was filed with the Securities and Exchange Commission on March 27, 2007.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is further amended and supplemented by adding the following paragraph immediately following the last paragraph under the heading “Antitrust” of Item 8 of the Schedule 14D-9:

“On May 15, 2007, the German Federal Cartel Office provided notification to Purchaser and Cisco under the German Act against Restraints on Competition that the acquisition of the Common Stock pursuant to the Offer does not meet the statutory test for prohibition and may be consummated.

On May 18, 2007, the Austrian Federal Competition Authority provided notification to Purchaser and Cisco under the Austrian Cartel Act 2005 (the “Cartel Act”) that none of the Statutory Parties within the meaning of Cartel Act had filed a request for an in-depth investigation by the Cartel Court of the acquisition of the Common Stock pursuant to the Offer.

On May 18, 2007, Cisco announced that it had received the foreign regulatory approvals, from each of Germany and Austria, required to consummate the Offer, which is scheduled to expire at 12:00 Midnight, New York City time, on Monday, May 21, 2007 (which is the end of the day on May 21, 2007). A copy of the press release announcing the receipt of such foreign regulatory approvals is filed as Exhibit (a)(5)(v) hereto.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(v)	Press Release issued by Cisco Systems, Inc. on May 18, 2007 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO-T/A filed by Cisco Systems, Inc. on May 18, 2007).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBEX COMMUNICATIONS, INC.

Date: May 18, 2007	/s/ Subrah S. Iyar
Subrah S. Iyar
Chairman and Chief Executive Officer

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